Exhibit 3.18

THIRD AMENDMENT TO THE
AMENDED BYLAWS
OF
OPTIONS MEDIA GROUP HOLDINGS, INC.

The provisions of the Amended Bylaws of OPTIONS MEDIA GROUP HOLDINGS, INC., a Nevada corporation (the “Corporation”), are hereby amended as follows:

I.             Pursuant to the Amended Bylaws of the Corporation, the amendments herein set forth were unanimously approved by the directors of the Corporation on the 29th day of June, 2011.

II.           The text of the Amended Bylaws of the Corporation is hereby amended as follows:

       Section 4.7 shall be deleted and the following inserted in lieu thereof:

Section 4.7.	Chairman; President; Chief Technology Officer

(a)             Chairman.  The Chairman shall perform such duties as the Board and the Chief Executive Officer shall delegate, shall report to the Chief Executive Officer, and shall act whenever the Chief Executive Officer shall be unavailable.

(b)             President.  The President shall perform such duties as the Chief Executive Officer and Chairman shall delegate, shall report to the Chief Executive Officer, and shall act whenever the Chief Executive Officer and the Chairman shall be unavailable.

(c)             Chief Technology Officer.  The Chief Technology Officer shall be responsible for development and protection of all of the Corporation’s intellectual property and development of new technologies. The Chief Technology Officer shall also supervise all general technology matters within the Corporation and shall report to the Chief Executive Officer.

III.           This Third Amendment to the Amended Bylaws shall supersede the provisions of the Amended Bylaws to the extent that those provisions are inconsistent with the provisions of this Third Amendment to the Amended Bylaws.

IV.           Except as specifically modified pursuant to this Third Amendment to the Amended Bylaws, the Amended Bylaws shall remain in full force and effect.